EXHIBIT 99.1

POET Technologies Partners with NTT Innovative Devices on Next Gen Connectivity Solutions to Support AI Mobile Networking

SAN JOSE, Calif., Aug. 29, 2025 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Company") (NASDAQ: POET), a leader in the design and implementation of highly-integrated optical engines and light sources for artificial intelligence networks, today announced it has partnered with NTT Innovative Devices Corporation, a subsidiary of Japan’s leading telecom company, to develop advanced optical engines to power next generation networks capable of supporting widespread use of artificial intelligence applications on mobile devices.

The scope of work includes POET’s development of a 100G Bidirectional Optical Engine for next-generation mobile front-haul networks using POET’s proprietary Optical Interposer™ platform and NTT Innovative Devices’ optical components. A 100G Bidirectional Optical Engine would provide four times more bandwidth efficiency than current devices and promises to disrupt the mobile network industry.

“We are pleased to collaborate with POET Technologies on the development of this innovative optical engine,” said Dr. Akimasa Kaneko, Executive Vice President of the Photonic Components Business Group at NTT Innovative Devices. “POET’s unique optical interposer platform and advanced passive-assembly process align well with our vision for scalable, high-performance solutions tailored for next-generation mobile networks. By combining POET’s platform with our in-house optical components, we can create highly integrated and cost-effective solutions that accelerate the deployment of advanced mobile infrastructure.”

“We are thrilled to partner with a global leader like NTT Innovative Devices to provide advanced connectivity solutions to the telecom industry,” commented Dr. Suresh Venkatesan, Chairman & CEO of POET Technologies. “Entering a new market with a potentially disruptive new product with one of the world’s leading telecom providers is a testament to the versatility of the optical interposer platform and our long-held belief in its market potential.”

The front-haul segment of networking is pivotal for AI-driven applications that demand high bandwidth and low latency. Front-haul mobile networks alone are expected to have a CAGR of 14.2% through 2032, rising to a market size of US$5.9 billion, according to Market Research Future. The market for bidirectional transceivers was valued at US$1.2 billion in 2024 and is estimated by Verified Market Reports to reach US$2.5 billion by 2033.

POET will begin development work this year and expects to have prototypes ready in 2026. High-volume production is anticipated for 2027.

To view an interview with Raju Kankipati, POET’s Chief Revenue Officer, discussing what the NTT partnership means to the Company, please visit the POET Videos landing page on the Company’s website: https://www.poet-technologies.com/videos.

About POET Technologies Inc.
POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers.  POET's photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems. POET's Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained "Edge" computing applications and sensing applications, such as LIDAR systems for autonomous vehicles.  POET is headquartered in Toronto, Canada, with operations in Singapore, Shenzhen, China, and Malaysia. More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

About NTT Innovative Devices Corporation
NTT Innovative Devices Corporation is a subsidiary of NTT, Inc., established to develop and deliver cutting-edge optical and electronic components that drive innovation in information and communication technology. With its core expertise in photonics and advanced device engineering, the company plays a key role in supporting NTT's IOWN (Innovative Optical and Wireless Network) vision. Headquartered in Kanagawa, Japan, NTT Innovative Devices provides critical components such as coherent optical transceivers, semiconductor lasers, and integrated optical devices for global markets across telecommunications, data centers, and beyond.

Forward-Looking Statements
This news release contains "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company's expectations with respect to the success of the Company's product development efforts, including those in mobile networks, the performance of its products, operations, meeting revenue targets, and the expectation of continued improvements in the capability, functionality, performance and cost of the Company's technology, as well as the market acceptance, inclusion and timing of the Company's technology in current and future products and expectations regarding its successful development of high speed optical solutions and its penetration of the Artificial Intelligence hardware markets.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, the completion of its development efforts with its customers, the ability to build working prototypes to the customer’s specifications, and the size, future growth and needs of Artificial Intelligence network suppliers. Actual results could differ materially due to a number of factors, including, without limitation, the failure to produce optical engines on time and within budget, the failure of Artificial Intelligence networks to continue to grow as expected, the failure of the Company's products to meet performance requirements for AI, datacom and telecom networks, operational risks in the completion of the Company's projects, the ability of the Company to generate sales for its products, and the ability of its customers to deploy systems that incorporate the Company's products. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise forward-looking statements except as required by law.

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